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05038982

SECURITI ... SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prestwick Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5215 Old Orchard Road, Suite 325
(No. and Street)

Skokie   IL   60077
(City)   (State)   (Zip Code)

(Stamp: RECEIVED MAR 0 1 2005 WASH. D.C. 179 PROCESSING SECTION)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian W. Mahoney   (847) 583-8010
                                             (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.G. Orlowsky, Ltd.
(Name — *if individual, state last, first, middle name*)

630 Dundee Road, Suite 125	Northbrook	IL	60062
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

(Stamp: PROCESSED MAR 23 2005 THOMSON FINANCIAL)

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Brian W. Mahoney_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Prestwick Securities, Inc._____, as of
_____December 31, 2004_____, ~~19~~ ~~xxxx~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____Signature_____

Brian W. Mahoney, President
_____Title_____

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  None

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRESTWICK SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004

Prepared by:
A.G. Orlowsky, Ltd.
630 Dundee Road, Suite 125
Northbrook, IL 60062
Telephone: (847) 291-9771
Fax: (847) 291-9774
www.agoltd.com
Email: agoltd@aol.com

PRESTWICK SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

INDEX

A.G.Orlowsky, Ltd.

Alan G. Orlowsky, J.D., C.P.A.

Legal Associate:
Patricia L. Deemer, J.D.

Staff Accountant:
Sophia Ma, B.S.

Of Counsel:
Perl & Goodsnyder, Ltd.

630 Dundee Road - Suite 125
Northbrook, Illinois 60062
Tel: (847) 291-9771
Fax: (847) 291-9774

Email AGOLTD@AOL.COM
Website WWW.AGOLTD.COM

Administrative Assistants:
Cherie L. Lindskog
Karen A. Greenfield
Angela O. Mollison
Keri L. Ross

Officers and Board of Directors
Prestwick Securities, Inc.
5215 Old Orchard Road, Suite 325
Skokie, IL 60077

We have audited the accompanying balance sheet of Prestwick Securities, Inc., (the "**Company**")
as of December 31, 2004, and the related statements of income, cash flow and changes in
stockholders' equity for the year then ended. These financial statements are the responsibility of
the Company's management. Our responsibility is to express an opinion on these financial
statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatements. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in the financial
statements. An audit also includes assessing the overall financial statement presentation. We
believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of Prestwick Securities, Inc., as of December 31, 2004 and the results of its
operations and its cash flow for the year then ended in conformity with generally accepted
accounting principals.

Alan G. Orlowsky, CPA

Northbrook, Illinois
February 21, 2005

A.G.Orlowsky, Ltd.

Alan G. Orlowsky, J.D., C.P.A.

Legal Associate:
Patricia L. Deemer, J.D.

Staff Accountant:
Sophia Ma, B.S.

Of Counsel:
Perl & Goodsnyder, Ltd.

630 Dundee Road - Suite 125
Northbrook, Illinois 60062
Tel: (847) 291-9771
Fax: (847) 291-9774

Email AGOLTD@AOL.COM
Website WWW.AGOLTD.COM

Administrative Assistants:
Cherie L. Lindskog
Karen A. Greenfield
Angela O. Mollison
Keri L. Ross

Board of Directors
Prestwick Securities, Inc.
5215 Old Orchard Road, Suite 325
Skokie, IL 60077

Independent Auditors of Internal Accounting Control Required by SEC Rule 17a-5

We have examined the financial statements of Prestwick Securities, Inc., (the **"Company"**) for the year ended December 31, 2003 and have issued our report thereon dated February 21, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Prestwick Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g).

We also made a study of the practices and procedures followed by Prestwick Securities, Inc., in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c 3-3. We found Prestwick Securities, Inc., to be in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during this period under audit. We did not review the practices and procedures followed by Prestwick Securities, Inc., in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts of customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned

objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of change in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the NASD, and should not be used for any other purpose.

A.G. Orlowsky, Ltd.
Northbrook, Illinois
February 21, 2005

Prestwick Securities, Inc
Computation of Net Capital
December 31, 2004

COMPUTATION OF NET CAPITAL

1.	Total Ownership Equity	$ 19,318
2.	Deduct Ownership Equity Not Allowed	-
3.	Total Ownership Equity Qualified for Net Capital	19,318
4.	Add Subordinated Liabilities	-
5.	Total Capital & Subordinated Liabilities	19,318
6.	Deductions and/or Charges	4,476
7.	Net Capital Before Haircuts	14,842
8.	Haircuts	459
9.	Net Capital	$ 14,383

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

10.	Minimum Net Capital Required (6-2/3% of line 15)	$ 266
11.	Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000
12.	Net Capital Requirement (greater of line 10 or 11)	5,000
13.	Excess Net Capital (line 9 less 12)	9,383
14.	Excess Net Capital at 1000% (Line 9 Less 10% of Line 15)	13,983

COMPUTATION OF AGGREGATE INDEBTEDNESS

15.	Total Aggregate Indebtedness	$ 3,999
16.	Percent Aggregate Indebtedness to Equity	28%

Prestwick Securities, Inc
Balance Sheet
December 31, 2004

ASSETS

Cash	$	17,083
Accounts Receivable		3,175
Undeposited Funds		-
Securities Owned		3,060
TOTAL ASSETS	$	23,318

LIABILITIES & SHAREHOLDER EQUITY

Accounts Payable	$	730
Due to Clearing		3,270
Common Stock (1000 Shares Authorized; 125 Shares Issued and Outstanding at Stated Value)		18,000
Paid In Capital in Excess of Par		75,306
Retained Earnings - Accumulated Deficit		(73,988)
TOTAL LIABILITIES & SHAREHOLDER EQUITY	$	23,318

Exhibit C

Prestwick Securities, Inc
Income Statement
December 31, 2004

INCOME

Commissions Income	$ 228,739	
Fee Income	10,210	
Interest Income	32	
Other Income	325	

TOTAL INCOME $ 239,306

EXPENSES

Automobile Expense	$ 84	
Bank Service Charges	69	
Commission Paid	178,393	
Continuing Education	1,308	
Dues and Subscriptions	2,433	
Franchise Taxes	1,748	
Insurance/Bonds	2,686	
Insurance	1,156	
Interest Expense	8	
Licenses and Permits	105	
Miscellaneous	263	
Office Expense	37,021	
Postage and Delivery	381	
Professional Development	1,578	
Professional Fees	47,935	
Regulatory fees & Expenses	14,395	
Registered Agent Fees	3,384	
Travel and Entertainment	2,245	

TOTAL EXPENSES $ 295,192

PRETAX INCOME (LOSS) $ (55,886)

INCOME TAXES -

NET INCOME (LOSS) $ (55,886)

Prestwick Securities, Inc
Statement of Cash Flow
December 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES			
NET INCOME (LOSS)			$ (55,886)
ADJUSTMENTS TO RECONCILE NET INCOME			
UNDEPOSITED FUNDS	$	(4,648)	
ACCOUNTS RECEIVABLE:REPS		(1,325)	
DUE TO CLEARING		3,270	
ACCOUNTS PAYABLE		794	
			(1,909)
NET CASH FLOW FROM OPERATING ACTIVITIES			(57,795)
INVESTING ACTIVITIES			
SECURITIES OWNED:MARKET ADJUSTMENT		(225)	
NET CASH PROVIDED BY INVESTING ACTIVITIES			(225)
CAPITAL CONTRIBUTION			
ADDITIONAL PAID IN CAPITAL		41,019	
NET CASH PROVIDED BY CAPITAL CONTRIBUTION			41,019
INCREASE (DECREASE) IN CASH			(17,001)
CASH BALANCE AT BEGINNING OF YEAR			34,084
CASH BALANCE AT END OF YEAR			$ 17,083

Prestwick Securities, Inc
Statement of Changes in Stockholders' Equity
December 31, 2004

Beginning Stockholders' Equity	$	34,185
Increases (Decreases) in Stockholders' Equity		41,019
Current Net Income from Operations		(55,886)
Ending Stockholders' Equity	$	19,318

Prestwick Securities, Inc
Notes to Financial Statements
December 31, 2004

Note 1:

The Income Statement of Prestwick Securities, Inc. reflects net loss of $55,886. Due to a net operating loss carryforward and this loss no Federal or State Income Tax has been accrued.

Note 2:

In compliance with SEC Rule 17a-5(d)(4), no material differences existed upon reconciliation of the audited computation of the Net Capital and the broker dealer's corresponding Unaudited Part IIA.